

U.S. Securities and Exchange Commission
Division of Investment Management

May 11, 2023

VIA E-mail

Brian McCabe, Esq.
Ropes & Gray LLP
Prudential Tower, 800 Boylston Street
Boston, MA 02199

Javier Rubio
Popular Asset Management LLC
Popular Center North Building, Second Level
209 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918

      Re: Popular U.S. Government Money Market Fund, LLC
             File No. 333-271265; 811-23868

Dear Messrs. McCabe and Rubio:

      On April 14, 2023, you filed a registration statement on Form N-1A on behalf of Popular U.S. Government Money Market Fund, LLC (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

LEGAL COMMENTS

PROSPECTUS

Page 1 – *Fees and Expenses of the Fund*

1. Please note that based on the figures provided in the table, it appears that the "Other Expenses" line item for both Class A and Class I Institutional Shares should total 0.54%, rather than 0.53%. Similarly, it appears that the "Total Annual Fund Operating Expenses" line item before the fee waiver and/or expense reimbursement is applied should total 1.03% and 0.79% for Class A Shares and Class I Institutional Shares, respectively, rather than 1.06% and 0.81%.

2. Please confirm that the expense limitation will remain in effect for at least one year. If it will not, please remove this footnote and the related line item from the fee table. *See* Instr. 3(e) to Item 3 of Form N-1A.

Page 2 – *Example*

3. The staff notes that the expense example includes a table of key inputs. Please delete this table or move it to a location in the statutory prospectus or SAI. *See* Gen. Instr. 3(b) to Form N-1A, which states that "A Fund may include, *except in response to Items 2 through 8*, information in the prospectus or the SAI that is not otherwise required" (emphasis added).

4. The staff notes that the expense example includes information for Years 1-10, as well as a breakdown of various expenses paid. Please revise the example to comply with the format prescribed by Item 3 of Form N-1A.

Page 8 – *Investment Objective*

5. Please clarify whether the Fund will provide Shareholders with advanced notice if it changes its investment objective.

Page 8 – *Investment Strategies*

6. The first paragraph in this sections states that "In addition, under normal conditions, at least 80% of the Fund's net assets (plus any borrowings for investment purposes) will be invested, under normal circumstances, in direct obligations of the U.S. Treasury and other securities . . . ." Please delete one of the phrases "under normal conditions," as it is redundant.

Page 9 – *Investment Strategies*

7. The penultimate paragraph to this section states that "The Fund's investments in the types of securities and other investments described in this prospectus vary from time to time, and, at any time, the Fund may not be invested in all of the types of securities and other." Please complete or revise this sentence, as the ending is unclear.

Page 11 – *Interest Rate Risk*

8. This section states that "The Fund may be subject to a greater risk of rising interest rates due to the current period of historically low rates." Please consider revising this sentence in light of current interest rates.

Page 13 – *Income/Yield Risk*

9. The staff notes that this risk is titled "Income/Yield Risk," while the risk disclosure in Item 4 is titled "Yield Risk." Consider revising the names to be consistent.

Page 21 – *Valuation of Shares*

10. This section states:

> The Fund is authorized not to open for trading on a day that is otherwise a business day if the Securities Industry and Financial Markets Association (SIFMA) recommends that government securities dealers not open for trading; any such day will not be considered a business day. The Fund also may close early on a business day if the SIFMA recommends that government securities dealers close early.

> Please remove this disclosure, or provide a legal analysis to the staff explaining how such suspension is consistent with Section 22(e) of the 1940 Act.

Back Cover

11. Please include the Fund's 1940 Act file number on the bottom of the back cover page in a type size smaller than that generally used in the prospectus. *See* Item 1(b)(4) of Form N-1A.


STATEMENT OF ADDITIONAL INFORMATION


SAI-18 – Investment Advisory Agreement

12. The first sentence on this page notes that the Adviser's rate is 0.50% of the value of the Fund's average daily net assets. However, the fee table to the prospectus states that the fee is 0.25% of the value of the Fund's average daily net assets. Please reconcile this discrepancy and revise as appropriate.


EXHIBITS


Amended and Restated Limited Liability Company Agreement

Page 9 – Other Activities of Shareholders, Directors and Adviser; Page 12 – Liabilities and Duties

13. The final sentence in Section 3.4(b) on page 12 appears to eliminate the fiduciary duty of loyalty of certain Persons of the Fund. Similarly, Section 3.8 on page 12 restricts or eliminates the fiduciary duties of such individuals. The staff understand that Puerto Rico law permits a fund to eliminate or alter the fiduciary duties of directors, shareholders or other persons, and replace them with the standards set forth in the Fund's Amended and Restated Limited Liability Company Agreement ("LLC Agreement"). Provisions eliminating or altering the fiduciary duties of a fund's directors, officers, member of any advisory board, investment adviser, or depositor are inconsistent with federal securities laws and the U.S. Securities and Exchange Commission's express views on such persons' fiduciary duties.

Please add a provision to the LLC Agreement, or otherwise modify the LLC Agreement, to clarify explicitly that notwithstanding anything to the contrary in the LLC Agreement, nothing in the LLC Agreement modifying, restricting or eliminating the duties or liabilities of Directors or other Persons shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Page 20 – Choice of Law; Derivative and Direct Claims

14. Subsection (b) states that in order for Shareholders to bring suit on behalf of the Fund, they must first make a written demand upon the Fund to take action and that at least 90 days or 120 days (depending on whether the decision whether to reject such a demand was submitted to a Shareholder vote) have elapsed from the date the demand was made. Please disclose this pre-suit demand and timing requirement in an appropriate location in the prospectus.

15. Subsection (b) also states that any decision by the Board regarding whether to proceed with such action "shall be binding upon the Shareholders, and no suit, proceeding or other action shall be commenced or maintained after a decision to reject a demand." Please:
    a. revise this provision to state that it does not apply to claims arising under the federal securities laws; and
    b. disclose this provision in an appropriate location in the prospectus and clarify that it does not apply to federal securities law claims.

16. Subsection (c) states that

    > No class of Shareholders shall have the right to bring or maintain a direct action or claim for monetary damages against the Fund or the Directors predicated upon an express or implied right of action under this Agreement or the 1940 Act . . . unless the class of Shareholders or single Shareholder has obtained authorization from a majority of the Independent Directors to bring the action.

    With respect to this section:
    a. Please revise this provision by removing the reference to the 1940 Act and clarifying that it does not apply to claims arising under the federal securities laws.
    b. Please disclose in an appropriate location in the prospectus that (i) Shareholders are required to obtain authorization from the Board, whose approval or rejection of such request is binding, before bringing suit; and (ii) that such requirement does not apply to federal securities law claims.

17. Subsection (c) also states that the Board has 90 days to consider a Shareholder request to bring a direct action. Please disclose this in an appropriate location in the prospectus.

Bylaws of the Fund

Page 3 – Forum for Adjudication of Disputes

18. The disclosure states that the sole and exclusive forum for bringing actions will be any Commonwealth of Puerto Rico or United States federal court located in San Juan, Puerto Rico. Please disclose in an appropriate location in the prospectus this exclusive forum provision and corresponding risks (*e.g.*, that shareholders may have to bring suit in an inconvenient and less favorable forum).

ACCOUNTING COMMMENTS

Page 1 – *Fees and Expenses of the Fund*

19. Please disclose in a footnote to the Fund's fee table that "Other Expenses" are based on estimated amounts for the current fiscal year as required by Instruction 6(a) to Item 3 of Form N-1A.

20. In regards to footnote 2 to the fee table:
    a. Please update the recoupment disclosure to state that the recoupment period is limited to three years from the date of the waiver/reimbursement.
    b. Please also disclose that any recoupment would be limited to the lesser of (1) the expense limitation in effect at the time of waiver, and (2) the expense limitation in effect at the time of recapture and ensure that the recoupment disclosure is consistent throughout the registration statement.

Page 2 – Example

21. The staff notes that the key inputs in the expense example include a projected gross annual return of 4.46%, but the expense example requires a 5% return each year per Item 27(d)(1) of Form N-1A. Please revise the expense example.

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Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.

Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-4716.

Sincerely,

/s/ Christopher R. Bellacicco

Christopher R. Bellacicco
Attorney-Adviser

cc: Kenneth Ellington, Accountant
John C. Lee, Branch Chief
Christian T. Sandoe, Assistant Director